December 17, 2010

Mr. Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:          Audiovox Corporation
Form 10-K for the fiscal year ended February 28, 2010
Filed May 14, 2010
File No.  001-09532

Dear Mr. Mancuso:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the “Staff”) letter dated December 15, 2010, with respect to the above-referenced filings (the “Comment Letter”).  The responses to the Comment Letter regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letter, set forth our responses to the Staff’s comments contained in the Comment Letter.

SEC Comment:

(1)	We will continue to evaluate your response to prior comment 1 after you file the amendment noted in that comment.

Item 11. Executive Compensation, page 29

SEC Comment:

(2)	We note your response to prior comments 2 and 3. Please clarify why the option award amounts you propose to disclose are the same amounts currently disclosed, given:

•
that your proposed disclosure indicates the amounts represent the fair value of the options while your current disclosure indicates that such amounts are the compensation expense for financial statement reporting; and

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

•	the vesting schedule of the options mentioned on page 18 of your definitive proxy statement.

Response:
The Company calculated one fair value amount per option for the option award on September 14, 2009.    The award was split evenly with 50% vesting on November 30, 2009 and 50% vesting on November 30, 2010.  The expected life for the Black Scholes model was estimated at 3.7 years by weighting the vesting periods of the options.  The resulting fair value was the $2.69 per option reported.  As outlined in our prior responses, forfeiture considerations were not considered as they would be de minimus for our calculation.  This grant did not contain performance conditions, therefore, we would not be required to present probable outcomes within our Proxy report.  As a result, the aggregate fair value for the individuals disclosed in our Proxy for Fiscal 2010 would be the same as the total compensation expense reported for these individuals within the Company’s financial statements for the two-year period ending February 28, 2011.

In connection with your review of the Company's filing on Form 10-K for the fiscal year ended February 28, 2010, the Company acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer